FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
March 4, 2010
Commission File Number: 001-32689
SUNTECH POWER HOLDINGS CO., LTD.
(Translation of registrant’s name into English)
R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-      N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K

Signature
Exhibit 99.1 — Press Release

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.
By:	/s/ Zhengrong Shi
Name:	Dr. Zhengrong Shi
Title:	Chairman and Chief Executive Officer

Date: March 4, 2010

Exhibit 99.1
Suntech Reports Fourth Quarter and Full Year 2009 Financial Results
Full Year 2009 PV Shipments Increased 42% Year-Over-Year to 704MW
Full-Year 2009 Net Revenues of $1.7 Billion and Net Income per Diluted ADS of $0.53
San Francisco and Wuxi, China, March 4, 2010 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest crystalline silicon photovoltaic (PV) module manufacturer, today announced financial results for its fourth fiscal quarter and full year ended December 31, 2009.
Fourth Quarter 2009 Financial Highlights
•	Total net revenues increased 23.4% sequentially to $583.6 million in the fourth quarter of 2009

•	Gross profit margin for the core wafer to module business was 26.3% in the fourth quarter of 2009, compared with 20.0% in the third quarter of 2009

•	Consolidated gross profit margin was 23.8% in the fourth quarter of 2009, compared with 17.8% in the third quarter 2009

•	Net income attributable to holders of ordinary shares was $49.9 million, or $0.27 per diluted American Depository Share (ADS). Each ADS represents one ordinary share
Full Year 2009 Financial Highlights
•	Total net revenues were $1,693.3 million for the full year 2009

•	Full year 2009 total shipments of solar products increased 42% year-over-year to 704MW

•	Consolidated gross profit margin was 20.0%

•	Net income attributable to holders of ordinary shares for the full year was $91.5 million or $0.53 per ADS

•	Cash, cash equivalents and short-term principal guaranteed investment was $1,034.0 million as of December 31, 2009

•	Suntech increased capacity to 1.1GW by the end of 2009 and maintains target to increase total PV cell and module production capacity to 1.4GW by the middle of 2010, of which 450MW will be Pluto-enabled

“We are pleased to announce outstanding fourth quarter results and significant shipment growth for the full year 2009,” said Dr. Zhengrong Shi, Suntech’s Chairman and CEO. “We outperformed our guidance with the highest quarterly shipments volume in Suntech history and continued to extend our market share. In addition, continued progress on our cost reduction initiatives enabled us to considerably improve profitability during the quarter.”
“Over the past 12 months, our investment in expanding our deeply experienced European management team helped to enhance our position as a global company with truly localized service capabilities. This robust infrastructure enabled Suntech to ship over 1.5MW per day to European markets in 2009. Outside of Europe, we doubled annual shipments to the U.S., expanded our Japanese sales channels, brought utility solar to China and built our presence in other key emerging markets.”
“We also continued to break new ground in technology and quality. We introduced our Pluto-powered HiPerforma solar panel and the Reliathon platform for utility scale projects, and were recently the first solar company in Asia to be awarded both the VDE Test Data Acceptance Program certificate and the China National Accreditation Service’s Laboratory Accreditation Certificate. We view these investments as critical to the long term development of the Company and are committed to maintaining leadership on both fronts.”
“In the face of a challenging environment worldwide in 2009, Suntech enhanced our customer support platforms, entered new markets, developed world-class PV innovations, and improved our balance sheet. In 2010, these priorities will remain at the forefront as we establish our new U.S. factory, expand production capacity to 1.4GW, and continue to roll out our high efficiency Pluto technology.”
“We are confident that clear customer recognition of the reliability and performance of Suntech products combined with improving affordability will continue to drive strong demand. With our industry leading scale, quality and technology we are well positioned to diversify our sales geographies and expand our market share. We currently target shipments of at least 1.25GW in 2010.”
RECENT BUSINESS HIGHLIGHTS
Sales Agreements and Projects
•	Suntech signed three long-term supply commitment agreements with strategic partners in Europe for up to 490MW of high performance solar modules to be delivered over the next three years.

•	Suntech completed two solar systems that will power the China Pavilion and the Theme Pavilion of the 2010 Shanghai World Expo featuring two building-integrated solar systems with a combined power output of 3.12MW.

•	In 2009, Suntech completed China’s first 10MW project in Shizuishan, Ningxia Province and commenced construction on an additional 20MW of utility scale solar projects. Suntech’s in-house system integration team will provide turn key solar solutions for these projects. Suntech currently has over 2GW of framework agreements to build solar projects in China over the next 10 years.

•	Suntech signed a memorandum of understanding (“MOU”) with Ontario, Canada’s Pure energies to supply up to 17MW in 2010. The MOU is focused on bringing affordable, high-quality solar systems to Ontario’s rapidly growing residential solar market, and micro-feed in tariff program.
New Manufacturing and Services
•	Suntech will be the first China-based cleantech company to bring manufacturing jobs to the United States with its new factory being built in Goodyear, Arizona. The 30MW facility will showcase the company’s latest-generation solar manufacturing technologies and equipment. Manufacturing at the Goodyear plant will begin in September 2010.
Technology
•	Pluto technology is performing well in commercial scale production and achieving average conversion efficiency of 19% on mono-crystalline PV cells and 17% on multi-crystalline PV cells. Suntech is on track to ship 30MW of Pluto shipments in the first half of 2010 and 150MW in the second half of 2010.

•	Suntech became the first solar company in Asia to be awarded both the VDE Test Data Acceptance Program and the China National Accreditation Service’s Laboratory Accreditation Certificate. The certificates are further recognition of Suntech’s strong commitment to implementing world-class quality processes to ensure solar panel performance.
Convertible Notes
•	In the first quarter of 2010 Suntech repurchased an aggregate of $221.2 million principal amount of its 0.25% Convertible Senior Notes due 2012 for a total consideration of $221.2 million. As of March 4, 2010, $3.8 million principal amount of the 2012 convertible notes remain outstanding. The total non-cash interest expense for the repurchased Convertible Senior Notes in 2009 was $14.2 million.
Fourth Quarter 2009 Results

Total net revenues for the fourth quarter of 2009 were $583.6 million, an increase of 23.4% from $473.1 million in the third quarter of 2009.
Gross margin for the core wafer to module business was 26.3% in the fourth quarter of 2009, compared with 20.0% in the third quarter of 2009.
For the fourth quarter of 2009, consolidated gross profit was $138.7 million and gross margin was 23.8% compared to consolidated gross profit of $84.1 million and gross margin of 17.8% in the third quarter of 2009. The increase in gross margins was primarily due to a decrease in both the cost of silicon wafers and processing cost for the period.
Operating expenses for the fourth quarter of 2009 were $51.7 million compared to $39.3 million in the third quarter of 2009. The increase in operating expenses was primarily due to an increase in selling expenses in line with revenue growth and an increase in R&D expenses due to continued investments in Pluto, process automation, and new technology development. Of the R&D expenses approximately $4 million were non-recurring in nature.
Income from operations increased 95% to $87.0 million for the fourth quarter of 2009 compared to $44.8 million in the third quarter of 2009.
Net interest expense was $24.2 million in the fourth quarter of 2009 compared to net interest expense of $23.5 million in the third quarter of 2009. Net interest expense in the fourth quarter of 2009 included $12.7 million in non-cash expenses of which $11.6 million was related to the adoption of FASB ASC Codification 470-20-65.
Foreign currency exchange loss was $13.2 million in the fourth quarter of 2009 compared to a foreign currency exchange gain of $10.5 million in the third quarter of 2009. The foreign currency loss in the fourth quarter was primarily related to the depreciation of the Euro versus the USD.
Net other expense was $3.6 million in the fourth quarter of 2009, compared with $3.8 million of net other expense in the third quarter of 2009. The net other expense in the fourth quarter was primarily due to losses from mark-to-market valuation of foreign exchange forward contracts.
Net income attributable to holders of ordinary shares was $49.9 million, or $0.27 per diluted ADS for the fourth quarter of 2009, compared to net income of $29.8 million, or $0.16 per diluted ADS, for the third quarter of 2009.
In the fourth quarter of 2009, the major non-cash related expenses were share-based compensation charges of $1.6 million; $12.7 million of non-cash interest expenses, as mentioned above; and depreciation and amortization expenses of $20.9 million.
In the fourth quarter of 2009, capital expenditures totaled $35.4 million.

Cash, cash equivalents and short-term principal guaranteed investment increased to $1,034.0 million as of December 31, 2009 from $855.7 million as of September 30, 2009. The increase was primarily due to positive cash flows from our core business and stringent working capital management.
Accounts receivable was $384.4 million as of December 31, 2009, compared with $420.4 million as of September 30, 2009. Days sales outstanding were 60 days in the fourth quarter of 2009, compared to 81 days in the third quarter of 2009.
Accounts receivable due from investee companies of GSF was $110.2 million as of December 31, 2009, compared with $112.1 million as of September 30, 2009. The decrease was due to the depreciation of the Euro versus the USD during the fourth quarter.
Accounts payable was $264.2 million as of December 31, 2009, compared with $196.8 million as of September 30, 2009. The increase in accounts payable was primarily due to extended credit terms with suppliers.
Full Year 2009 Results
Total net revenues for the full year 2009 were $1,693.3 million, compared with $1,923.5 million in 2008. The year-over-year decline was primarily due to the decrease in the average selling price of PV products.
For the full year 2009, consolidated gross profit was $338.8 million and gross margin was 20.0% compared to consolidated gross profit of $342.9 million and gross margin of 17.8% for the full year 2008. The increase in gross margins was primarily a result of the successful implementation of initiatives to reduce silicon wafer costs and non-silicon wafer production costs, which decreased faster than the average selling price for PV products.
Operating expenses for the full year 2009 were $164.8 million compared to $160.4 million for the full year 2008.
Income from operations was $174.0 million for the full year 2009 compared to $182.5 million for the full year 2008.
Net income attributable to holders of ordinary shares increased 181.8% to $91.5 million, or $0.53 per diluted ADS for the full year 2009, compared to net income of $32.5 million, or $0.20 per diluted ADS, for the full year 2008.
In the full year 2009, capital expenditures, which were primarily related to the construction of production facilities in Shanghai and other infrastructure projects to support expansion of Pluto capacity, totaled $142.6 million. Depreciation and amortization expenses totaled $66.3 million.

Business Outlook
Suntech expects first quarter 2010 shipments to increase by 5 to 10% compared to the fourth quarter of 2009. Consolidated gross margin in the first quarter of 2010 is expected to be in the range of 18% to 20%.
Suntech targets to ship more than 1.25GW of PV products in the full-year 2010.
The Company continues to target expansion to 1.4GW of PV cell and module production capacity by the middle of 2010, of which 450MW will be Pluto-enabled. Capital expenditures are expected to be approximately $200 million in 2010.
2009 Results Preliminary and Unaudited
The results presented in this press release are preliminary and unaudited. The Company is in the process of completing its 2009 audit, and adjustments to the results set forth in this press release may be identified as a result of this process. The Company’s 2009 audited financial statements will be included in its 2009 Annual Report on Form 20-F to be filed with the U.S. Securities and Exchange Commission.
Fourth Quarter and Full Year 2009 Conference Call Information
Suntech management will host a conference call today at 8:00a.m. Eastern Standard Time (which corresponds to 9:00p.m.Beijing/Hong Kong time and 1:00p.m. Greenwich Mean Time on March 4, 2010) to discuss the company’s results.
To access the conference call, please dial +1-617-614-3473 (for U.S. callers/international callers) or +852-3002-1672 (for HK callers) and ask to be connected to the Suntech earnings conference call. A live and archived webcast of the conference call will be available on Suntech’s website at http://www.suntech-power.com under Investor Center: Financial Events.
A telephonic replay of the conference call will be available until March 17, 2010 by dialing +1-617-801-6888 (passcode: 52522324).
About Suntech
Suntech Power Holdings Co., Ltd. (NYSE: STP) is the world’s leading solar energy company as measured by production output of crystalline silicon solar modules. Suntech designs, develops, manufactures, and markets premium quality, high-output, cost-effective and environmentally friendly solar products for electric power applications in the residential, commercial, industrial, and public utility sectors. Suntech offers an extensive range of customer-centric innovations, including Suntech’s patent-pending Pluto technology for crystalline silicon solar cells, which improves power output by up to 12% compared to conventional production methods, the

Reliathon™, the industry’s first fully integrated utility-scale solar platform, and its broad range of building-integrated solar products.
Suntech designs and delivers commercial and utility scale solar power systems in China and the United States. With regional headquarters in China, Switzerland and San Francisco and sales offices worldwide, Suntech is passionate about improving the environment we live in and dedicated to developing advanced solar solutions that enable sustainable development. For more information, please visit http://www.suntech-power.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes annual shipment guidance for 2010, the ability to increase PV cell production capacity to 1.4GW by mid-2010, Pluto capacity in 2010, Q1 and full year 2010 sales, the ability to expand our global service platform and deliver world-class innovation, 2010 capital expenditures, the amount of projects built in China under the 2 GW of framework agreements for solar projects, the amount of panels supplied to Pure energies in 2010 and 2011, the timing and ability to collect accounts receivable due from investees of GSF and potential liabilities which may become owing under any other contingent obligations to GSF and investee companies, and the commencement date of the manufacturing at the Goodyear plant. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Rory Macpherson
Investor Relations Director
Tel: +86-21-6288-5574
Email: rory@suntech-power.com
In the United States:
Kristen McNally
Executive Vice President
The Piacente Group, Inc. (Investor Relations Counsel, Suntech)
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com

Note: The quarterly and full year consolidated income statements are unaudited. The condensed consolidated balance sheets are derived from Suntech’s unaudited consolidated financial statements.
SUNTECH POWER HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In $’000)

	As of	As of
	September 30,	December 31,
	2009	2009
ASSETS
Current assets:
Cash and cash equivalents	655,743	833,158
Restricted cash	158,414	124,877
Inventories	284,548	280,054
Accounts receivable	420,385	384,416
— from GSF Investee Companies	112,114	110,231
— from others	308,271	274,185
Value-added tax recoverable	52,532	41,219
Advances to suppliers	43,431	48,820
Short-term investments	200,000	200,817
Other current assets	280,869	242,625

Total current assets	2,095,922	2,155,986

Property, plant and equipment, net	766,512	777,580
Intangible assets, net	172,376	166,687
Goodwill	87,994	86,062
Investments in affiliates	240,366	257,256
Long-term prepayments	174,494	188,085
Long-term loan to suppliers	54,999	54,667
Amount due from related parties	187,906	193,577
Other non-current assets	118,759	109,664

TOTAL ASSETS	3,899,328	3,989,564

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	847,596	800,390
Accounts payable	196,782	264,235
Other current liabilities	436,005	453,455

Total current liabilities	1,480,383	1,518,080

Long-term bank borrowings	136,281	138,021
Convertible notes	509,759	516,912
Accrued warranty costs	50,140	55,152
Other long-term liabilities	156,557	142,730

Total liabilities	2,333,120	2,370,895

Total shareholders’ equity	1,556,833	1,603,959

Non-controlling interest	9,375	14,710

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,899,328	3,989,564

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In $’000, except share, per share, and per ADS data)

	2008	2009
	As adjusted
Net revenues	1,923,509	1,693,348
Total cost of revenues	1,580,622	1,354,584

Gross profit	342,887	338,764

Operating expenses
Selling expenses	59,328	58,872
General and administrative expenses	85,737	76,888
Research and development expenses	15,314	29,022

Total operation expenses	160,379	164,782

Income from operations	182,508	173,982

Interest expenses	(106,024)	(103,257)
Interest income	32,572	9,553
Foreign exchange (loss)/gain	(14,404)	8,640
Other (expense)/income	(62,303)	2,575

Income before income taxes	32,349	91,493
Tax provision	(1,618)	(2,519)

Net income after taxes before noncontrolling interest and equity in earnings of affiliates	30,731	88,974
Net gain/(loss) attributable to the noncontrolling interest	1,442	(61)
Added equity in gain of affiliates	287	2,571

Net income attributable to holders of ordinary shares	32,460	91,484

Net income per share and per ADS:

— Basic	0.21	0.54
— Diluted	0.20	0.53

Shares used in computation:
— Basic	154,700,584	169,671,649
— Diluted	160,334,198	172,491,074

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In $’000, except share, per share, and per ADS data)

	Three months ended	Three months ended	Three months ended
	December 31	September 30	December 31
	2008	2009	2009
	As adjusted
Total net revenues	414,413	473,113	583,619
Total cost of revenues	412,068	389,036	444,916

Gross profit	2,345	84,077	138,703

Selling expenses	14,531	15,477	20,493
General and administrative expenses	27,112	17,096	18,164
Research and development expenses	4,529	6,753	13,023

Total operating expenses	46,172	39,326	51,680

Income/(loss) from operations	(43,827)	44,751	87,023

Interest expenses	(31,137)	(24,963)	(25,667)
Interest income	10,073	1,430	1,449
Foreign exchange (loss)/gain	(3,187)	10,498	(13,198)
Other expense	(52,002)	(3,800)	(3,646)

(Loss)/Income before income taxes	(120,080)	27,916	45,961
Tax benefit/(provision)	11,073	(122)	(2,643)

Net income after taxes before noncontrolling interest and equity in earnings of affiliates	(109,007)	27,794	43,318
Net (loss)/gain attributable to the noncontrolling interest	(401)	(379)	253
Equity in earnings of affiliates	287	2,377	6,361

Net (loss)/income	(109,121)	29,792	49,932

Net income per share and per ADS:
— Basic	(0.70)	0.17	0.28
— Diluted	(0.69)	0.16	0.27

Shares and ADSs used in computation:
— Basic	155,880,532	178,916,675	179,047,395
— Diluted	158,408,817	182,138,633	182,322,610

Each ADS represents one ordinary share